August 2, 2007

Mail Stop 4561

Mr. Edwin W. Hortman, Jr.
President, Chief Executive Officer, and Director
Ameris Bancorp
24 2nd Avenue, S.E.
Moultrie, Georgia 31768

Re: Ameris Bancorp
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 13, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File Number: 001-13901

Dear Mr. Hortman:

We have reviewed your responses to our comment letter dated June 21, 2007 and have the following comments.

Form 10-K, filed March 13, 2007

Results of Operations, page 30

Allowance and Provision for Loan Losses, page 34

1.   We note your response to comment one from our letter dated June 21, 2007. In your response you state that the amounts in your previous tabular presentation labeled "unallocated" are the amounts of specific reserves in excess of the general reserves that would have been calculated had the loan not exhibited some weakness. Please clarify this statement as we remain unclear of your accounting policy in this regard. We are unsure why you have had unallocated balances in your previous disclosures and now you do not have any unallocated balances in your recent submissions.   Please also explain how your methodology and your resulting periodic provisioning policy and period-end evaluation of your total

allowance for loan losses includes identified losses on specific loans and other inherent losses in your portfolio.

2.   We note your response to comment one from our letter dated June 21, 2007. You state that you have revised the tabular presentation of the allocation of your allowance for loan losses to provide further loan categories relating to real estate and also to reallocate your "unallocated" allowance to specific loans. However, we are still unable to rollforward revisions made to your allocation table presented in your 10-K to those made in your response letter dated June 5, 2007 and further to that presented in exhibit A to your current response. Please reconcile each of these allocation tables and clearly distinguish changes made to each loan category as they relate to the following:

- changes made as a result of providing more loan categories within your allocation table;
- changes made as a result of re-allocating your previously disclosed "unallocated" allowance for loan loss to your loan categories;
- changes made as a result of classification and/or calculation errors; and
- changes made for other reasons with accompanying supporting explanations.

In your response, please provide any quantitative and/or qualitative explanations to support your accounting and presentation for each period presented.

3.   We note your response to comment one from our letter dated June 21, 2007. You state that your merger and acquisition strategies have historically targeted companies with identified credit problems as likely candidates. Please tell us how you considered the guidance in SOP 03-3 relating to your past acquisitions. Additionally, please revise your future filings to present an accounting policy footnote disclosing the financial statement impact of applying SOP 03-3 to your acquisitions, as applicable.

4.   We note your response to comment one from our letter dated June 21, 2007. Specifically, you identify three specific weaknesses that appear to have been resolved prior to the end of your current fiscal year since they are not disclosed in your current Form 10-K. As a result of your decision to amend your filing, please tell us if you intend to present these weaknesses as deficiencies in your amended filing. Additionally, please address the following:

- you state that you placed excessive reliance upon outside parties for the preparation of external financial reporting, specifically quarterly and annual SEC reporting. Please tell us the external parties you relied upon and provide a detailed explanation of these parties and their related involvement in your external financial reporting for each period presented; and

- you disclose that your financial reporting staff faced significant time constraints. Please tell us if there are other financial statement disclosures (besides your allowance for loan losses) or other transactions included in your historical financial statements that you are reviewing and/or considering revising and the reasons why. If not, please confirm so in your next response letter.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding this comment.

Sincerely,

John P. Nolan
Accounting Branch Chief